Exhibit 99.1

CHC Helicopter Corporation 4740 Agar Drive Richmond, BC Canada V7B 1A3 T 604.276.7500 F 604.232.8359 www.chc.co
VIA SEDAR

June 29, 2007

Alberta Securities Commission
British Columbia Securities Commission
The Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
Commission des valeurs mobilières du Québec
Saskatchewan Securities Commission
The Toronto Stock Exchange

Dear Sirs / Mesdames:

Re: Annual General Meeting of Shareholders CHC Helicopter Corporation ("the "Corporation")

On behalf of the Corporation, we hereby file this letter advising you of the following dates in connection with the Annual Meeting of Shareholders (the "Meeting") of CHC Helicopter Corporation:

	Date Fixed for the Meeting:	September 12, 2007

	Record Date for Notice:	August 1, 2007

	Record Date for Voting, if any:	August 1, 2007

	Beneficial Ownership Determination Date:	August 1, 2007

	Securities Entitled to Notice of the Meeting:	Class A Subordinate Voting Shares Class B Multiple Voting Shares Ordinary Shares

Securities Entitled to Vote at the Meeting:	Class A Subordinate Voting Shares Class B Multiple Voting Shares Ordinary Shares

Type of Business Conducted at the Meeting:	Routine and Special, namely amending the Articles to change the province in which the Corporation's registered office is situated.

Yours truly

Martin Lockyer
Vice President, Legal Services
& Corporate Secretary